April 6, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Angela Crane, Accounting Branch Chief

Re:	Linear Technology Corporation
Form 10 K for the year ended July 2, 2006
Filed September 9, 2006
File No. 000 14864

Dear Ms. Crane:

On behalf of Linear Technology Corporation (the “Company”), I submit this letter in response to the additional comments from the staff of the Securities and Exchange Commission (the “Commission”) received by letter dated April 2, 2007, relating to the Company’s letter filed March 30, 2007 in which we responded to the Commission’s comments in a prior letter dated February 28, 2007.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please direct any comments or questions regarding the Company’s responses to the attention of the undersigned at (408) 432-1900.

Sincerely,

LINEAR TECHNOLOGY CORPORATION

/s/ Paul Coghlan
Paul Coghlan
Vice President of Finance and Chief Financial

cc: Martin F. Scott, Securities and Exchange Commission
Julie Sherman, Securities and Exchange Commission
Herbert P. Fockler, Wilson Sonsini Goodrich & Rosati